

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 30, 2005

Mr. Peter C. Dougherty
Vice President and Chief Financial Officer
Meridian Gold, Inc.
9670 Gateway Drive
Reno, NV 89521-3952

> **Re: Meridian Gold, Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2004**
> **Filed March 28, 2005**
> **Response Letter Dated November 18, 2005**
> **File No. 1-12003**

Dear Mr. Dougherty:

        We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

40-F for the Fiscal Year Ended December 31, 2004

Narrative Description of the Business

Esquel, page 20

1.   We have reviewed your response to our prior comment one. Please address each of the following:

- Please expand your disclosure to address the assumptions that management has made to determine that they will be able to overcome local opposition to the Esquel project and have it in production at optimum levels at the beginning of 2006.

- Explain why your 2003 impairment analysis did not result in the measurement of fair value or an impairment charge.
- Explain why there is a difference between the purchase price used in your impairment analysis and the net book value of the Esquel Project of $558.8 million, as disclosed on page 32 of your annual report.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief